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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO

SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:	EXCELSIOR PRIVATE EQUITY FUND II, INC.

Address of Principal Business Office:	225 High Ridge Road, Stamford, Connecticut 06905 (No. &Street, City, State, Zip Code)

Telephone Number (including area code):	(203) 352-4400

File Number under the Securities Exchange Act of 1934:	000-22277

The following is the basis for the filing of this notification of withdrawal:

The company (1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

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SEC 1938 (3-01)

SIGNATURE

Form of signature:

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Stamford and the state of Connecticut on the 28th day of January, 2008.

[SEAL]		Signature EXCELSIOR PRIVATE EQUITY FUND II, INC. (Name of Company)

		By	/S/ David R. Bailin
Co-Chief Executive Officer

		By:	/S/ Raghav V. Nandagopal
Chief Executive Officer

		By:	/S/ Steven L. Suss
Treasurer

Attest:	Damien Alfalla
	(Name)	(Title)

Controller
(Title)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1938 (3-01)